EXHIBIT 99.1

INNOCOM TECHNOLOGY HOLDINGS, INC Unaudited Pro forma Financial Information

INNOCOM TECHNOLOGY HOLDINGS, INC

NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

(Currency expressed in United States Dollars (“US$”))

On April 28, 2008, the Company entered into a Share Purchase Agreement with Xie Guo Qiang (“Qiang”) to sell the Company’s interest in Chinarise Capital (International) Ltd. (“CCIL”) for a consideration of $5,617,101 (equivalent to HK$43,813,385). For the six month ended June 30, 2008, no gain or loss was recognized from the disposal of a subsidiary.

The following unaudited pro forma condensed financial statements give effect to the disposal of CCIL as if such transaction occurred as at such date. The unaudited pro forma financial statements are based on the respective historical financial statements and the notes thereto of INCM and CCIL. The unaudited pro forma condensed balance sheets are derived from the historical balance sheets of INCM and CCIL as of June 30, 2008. The unaudited pro forma condensed statement of operations gives effect to the Disposal as if such transaction occurred at the beginning of the periods presented. The unaudited pro forma condensed statement of operations for the six months ended June 30, 2008 is derived from the unaudited financial statements of INCM and CCIL.

The following unaudited pro forma condensed financial statements have been prepared for illustrative purposes only and do not purport to reflect the results the combined company may achieve in future periods or the historical results that would have been obtained. These unaudited pro forma condensed financial statements, including the notes hereto, should be read in conjunction with the historical consolidated financial statements for the Company.

The pro forma adjustments are based upon available information and certain assumptions we believe are reasonable under the circumstances. These unaudited pro forma condensed financial statements should be read in conjunction with the accompanying notes and assumptions and the historical financial statements of INCM.

INNOCOM TECHNOLOGY HOLDINGS, INC

UNAUDITED PRO FORMA CONDENSED BALANCE SHEET

AS OF JUNE 30, 2008

(Currency expressed in United States Dollars (“US$”))

	INCM Consolidated	CCIL	Proforma Adjustment (1)	Pro forma after Disposal
ASSETS
Current assets:
Cash and cash equivalents	$545,431	$2,367	(2,367)	$543,064
Inventories	106,241	-	-	106,241
Amounts due from a related party	6,811,415	7,051,669	(6,811,415)	-
Prepayments and other receivables	338,298	-	-	338,298

Total current assets	7,801,385	7,054,036		987,603

Non-current assets:
Intangible assets, net	5,306,966	-		5,306,966
Land use right, net	2,973,184	-		2,973,184
Plant and equipment, net	7,090,323	-		7,090,323

TOTAL ASSETS	$23,171,858	$7,054,036		$16,358,076

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short term bank loan	$1,700,686	-	-	$1,700,686
Bill payable	496,033	-	-	496,033
Trade payable	74,846	-	-	74,846
Receipt in advance	149,139	-	-	149,139
Amount due to a related party	-	-	240,254	240,254
Income tax payable	1,439,597	1,439,597	(1,439,597)	-
Other payables and accrued liabilities	1,852,569	-	-	1,852,569

Total current liabilities	5,712,870	1,439,597		4,513,527

Stockholders’ equity:
Common stock	37,898	1	-	37,898
Additional paid in capital	6,901,232	-	-	6,901,232
Accumulated other comprehensive income	596,747	(38,653)	4,440	601,187
Accumulated deficit	9,923,111	5,653,091	(5,618,879)	4,304,232

Total stockholders’ equity	17,458,988	5,614,439	-	11,844,549

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$23,171,858	$7,054,036		$16,358,076

INNOCOM TECHNOLOGY HOLDINGS, INC

UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2008

(Currency expressed in United States Dollars (“US$”))

	INCM	CCIL	Proforma Adjustment (1)	Pro forma after Disposal

Revenue, net	$5,870,291	$-	(5,618,879)	$251,412

Operating expenses:
General and administrative	(806,188)	-	-	(806,188)
Total operating expenses	(806,188)	-	-	(806,188)
Income (loss) from operation	5,064,103	-	-	(554,776)

Interest expenses	(102,704)	-	-	(102,704)
Interest income	11,077	-	-	11,077
Income (loss) before income taxes	4,972,476	-	-	(646,403)
Income tax expense	-	-	-	-

NET INCOME (LOSS)	$4,972,476	$-	-	$(646,403)

Net income (loss) per share – basic and diluted	$0.13		-	$(0.00)

Weighted average number of common stock – basic and diluted	37,898,251		-	37,898,251

INNOCOM TECHNOLOGY HOLDINGS, INC

UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS

FROM JANUARY 1, 2007 TO DECEMBER 31, 2007

(Currency expressed in United States Dollars (“US$”))

	INCM	CCIL	Proforma Adjustment (1)	Pro forma after Disposal

Revenue, net	$2,241,726	$2,241,726	(2,241,726)	$-

Operating expenses:
General and administrative	(6,468,971)	(146,363)	146,363	(6,322,608)
Total operating expenses	(6,468,971)	(146,363)		(6,322,608)
(Loss) income from operation	(4,227,245)	2,095,363		(6,322,608)

Other income (expense):
Interest income	1,240	1,148	(1,148)	92
Loss from disposal of plant and equipment	(8,088)			(8,088)
(Loss) income before income taxes	(4,234,093)	2,096,511		(6,330,604)
Income tax expense	-	-		-

(Loss) income from continuing operations	(4,234,093)	2,096,511		(6,330,604)

Gain from disposal of discontinued operations	599,544	-		599,544

NET LOSS	$(3,634,549)	$2,096,511		$(5,731,060)

Net loss per share – basic and diluted	$(0.10)			$(0.15)

Weighted average number of common stock – basic and diluted	37,898,251			37,898,251

INNOCOM TECHNOLOGY HOLDINGS, INC

NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

(Currency expressed in United States Dollars (“US$”))

NOTE－1

BASIS OF PRESENTATION

The unaudited pro forma condensed balance sheet assumes that the disposal took place on January 1, 2008 and certain assets and liabilities of CCIL were disposed by the Company. Such financial statement summarises the historical consolidated balance sheet of the Company and CCIL at June 30, 2008.

There were no significant transactions on a combined basis between the disposed entity and the Company during the periods presented.

NOTE－2

PRO FORMA ADJUSTMENTS

These unaudited pro forma combined financial statements reflect the following pro forma adjustments:

Adjustment 1, relating to the Disposal

1.

To record the disposal of CCIL, a wholly-owned subsidiary of INCM at its carrying values and transfer to an independent party, Xie Guo Qiang.

On April 28, 2008, the Company disposed of its 100% equity interest in Chinarise Capital (International) Ltd. (“CCIL”) for a total cash consideration of $5,617,101 (equivalent to HK$43,813,385). The following table summarizes the net assets of CCIL disposed during the six months ended June 30, 2008.

Net assets disposed of:	Unaudited

Current assets	7,057,381
Current liabilities	(1,440,280)

Net assets	5,617,101

Total consideration, satisfied by cash	5,617,101

Gain or loss from the disposal	-